Norton Rose Fulbright US LLP
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Chicago, IL 60607 United States

Direct line +1 (312) 964-7763
kevin.friedmann@nortonrosefulbright.com

September 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Technology

Attention:	Claire DeLabar, Staff Attorney
Robert Littlepage, Staff Attorney Matthew Crispino, Staff Attorney Jan Woo, Staff Attorney

Re:	Grafiti Holding Inc. Registration Statement on Form 10 Filed July 25, 2024 File No. 001-42190

Dear Mses. DeLabar and Woo and Messrs. Pattan and Crispino:

On behalf of Grafiti Holding Inc. (the “Company”), we are submitting via EDGAR for review by the staff of the Securities and Exchange Commission (the “Staff”) this response letter to the comment letter received from the Staff, dated August 7, 2024, regarding the Company’s Registration Statement on Form 10 initially filed via EDGAR on July 25, 2024 (the “Registration Statement”).

Please be advised that the Company has determined that it will not enter into the Forward Share Purchase Agreement (“FPA”) and the related Subscription Agreement for Common Shares (“Subscription Agreement”) described in the initial filing of the Registration Statement. Therefore, the references to the FPA and Subscription Agreement in the Registration Statement, along with the related pro forma financial information, have been removed. We have filed Amendment No. 1 to the Registration Statement via EDGAR on September 27, 2024, accordingly.

*     *     *

Mses. DeLabar and Woo and Messrs. Pattan and Crispino

Securities and Exchange Commission

September 27, 2024

If you have any questions or comments about this letter or need any further information, please call the undersigned at (312) 964-7763.

Very Truly Yours

By:	/s/ Kevin Friedmann
Kevin Friedmann

cc:	Nadir Ali (Grafiti Holding Inc.)
Melanie Figueroa (Grafiti Holding Inc.)
Siyuan An (Norton Rose Fulbright US LLP)